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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

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                                LOOKSMART, LTD.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $.001 Per Share,
                  Having an Exercise Price of More Than $2.50
                         (Title of Class of Securities)

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                                  543442 10 7
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                            Martin E. Roberts, Esq.
                             Erik F. Riegler, Esq.
                                LookSmart, Ltd.
                               625 Second Street
                        San Francisco, California 94107
                                 (415) 348-7000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                            Gregory J. Conklin, Esq.
                          Gibson, Dunn & Crutcher LLP
                             One Montgomery Street
                            San Francisco, CA 94104
                                 (415) 393-8200
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[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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                             Introductory Statement

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on February 20, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price of more than $2.50 for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated February 20, 2001, and the related cover letter and attached Summary Term Sheet.

Item 1.  Summary Term Sheet.

         The cover letter to the Offer to Exchange is hereby amended by deleting the third paragraph and replacing it with the following paragraph:

         Which Options are Eligible Options? All options having an exercise price of more than $2.50 per share that are currently outstanding under the LookSmart, Ltd. Amended and Restated 1998 Stock Plan (the "Option Plan") are eligible options, other than (i) the special options described below, (ii) the class of options held by option holders who have not been service providers of LookSmart or one of its subsidiaries from the date they elect to exchange their eligible options until the date this offer expires, and (iii) the class of options with an exercise price of $2.50 per share or less.

         The Summary Term Sheet is hereby amended by deleting Q8 thereof and replacing it with the following:

         Q8. ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY IN ORDER TO RECEIVE THE NEW OPTIONS?

         The following classes of options are not eligible to participate in this offer: (i) the class of options held by option holders who have not been service providers of LookSmart or one of its subsidiaries from the date they elect to exchange their eligible options until the date this offer expires, and
(ii) the class of options with an exercise price of $2.50 per share or less.

Item 2.  Subject Company Information.

         Item 2(b) of the Schedule TO is hereby amended and restated as follows:

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options outstanding under the LookSmart, Ltd. Amended and Restated 1998 Stock Plan (the "Option Plan") to purchase shares of the Company's Common Stock, par value $.00l per share ("Common Stock"), having an exercise price per share of more than $2.50 (the "Options"), other than the "Special Options" (as defined below), and certain other classes of options (as described below), for new options to purchase shares of the Common Stock to be granted under the Option Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms, attached hereto as Exhibit (a)(3) (the "Summary of Terms" and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"). For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the number of shares of common stock subject to the eligible options the option holder elects to exchange and that the Company accepts. The exact number of shares subject to the options that an option holder has now and that he or she would have if he or she accepted the offer is set forth in the enclosed Election Form.

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         In April, May and October 2000, LookSmart announced that eligible service providers would be awarded a "Special Option," in the form of a one-time stock option grant. The Special Options granted on April 20, 2000 have an exercise price of $43.00 per share, the Special Options granted on May 11, 2000 have an exercise price of $18.75 per share and the Special Options granted on October 25, 2000 have an exercise price of $6.16 per share, and therefore may be exchanged under the terms of this Offer. However, unlike all other options exchanged (the "Eligible Options"), the Special Options will not be taken into account when calculating the New Option grant, but will be cancelled along with the Eligible Options. In addition, the following classes of options are not eligible to participate in this Offer: (i) the class of options held by option holders who have not been service providers of LookSmart or one of its subsidiaries from the date they elect to exchange their eligible options until the date this offer expires, and (ii) the class of options with an exercise price of $2.50 or less.

Item 4.  Terms of the Transaction.

         Section 1 of the Offer to Exchange is hereby amended by deleting the first paragraph and replacing it with the following paragraph:

         We are offering to exchange new options to purchase common stock in return for all eligible options that are properly elected for exchange and not validly withdrawn in accordance with Section 4 before the "expiration date" as defined below. Eligible options are all outstanding options that have an exercise price of more than $2.50 per share, excluding (i) the special options,
(ii) the class of options held by option holders who have not been service providers of LookSmart or one of its subsidiaries from the date they elect to exchange their eligible options until the date this offer expires, and (iii) the class of options with an exercise price of $2.50 per share or less. IF YOU ARE NOT A SERVICE PROVIDER OF LOOKSMART OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU ELECT TO EXCHANGE YOUR ELIGIBLE OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR OTHER CONSIDERATION IN EXCHANGE FOR THE OPTIONS THAT YOU HAVE ELECTED TO EXCHANGE AND THAT WE HAVE ACCEPTED. This means that if you die, quit or we terminate your employment prior to the date we grant the new options for any reason, you will not receive anything for the options that you elected to exchange and that we accepted and cancelled.

Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to add a reference to Exhibit (a)(8), which is attached hereto.

         (a)(1) *Offer to Exchange, dated February 20, 2001.

         (2)  *Form of Election Form.

         (3) *Form of Cover Letter to Eligible Option Holders and Summary of Terms.

         (4) *Form of Change in Election Form from Accept to Reject.

         (5) *Form of Change in Election Form from Reject to Accept.

         (6) LookSmart, Ltd. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference.


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(7)      LookSmart, Ltd. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(8) Form of Notice to Eligible Option Holders Informing them of the Waiver of a Condition to the Offer, the Opening of the Offer to Options to Purchase 500,000 Shares of Common Stock at $39.00 per Share, and the anticipated filing of the Annual Report on Form 10-K.

(b)      Not applicable.

(d)(1)   LookSmart, Ltd. Amended and Restated 1998 Stock Plan.  Filed as
         Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-80581), filed with the Securities and Exchange Commission on June 14, 1999 and incorporated herein by reference.

(2) *Form of New Option Agreement Pursuant to the LookSmart, Ltd. Amended and Restated 1998 Stock Plan.

(e)      Not applicable.

(f)      Not applicable.

________________________________
*Previously Filed
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         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                              LOOKSMART, LTD.



                              /s/ Evan Thornley
                              -----------------
                              Evan Thornley
                              Chief Executive Officer

Date:  March 13, 2001

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                               INDEX TO EXHIBITS
 Exhibit
 Number                 Description
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(a)(8)    Form of Notice to Eligible Option Holders Informing them of the Waiver of a Condition to the Offer, the Opening of the Offer to Options to Purchase 500,000 Shares of Common Stock at $39.00 per Share, and the anticipated filing of the Annual Report on Form 10-K.

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